Exhibit 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings (Loss) per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Basic	2005	2004	2005	2004
Net earnings (loss)
Continuing operations	$5,318	$(11,855)	$9,320	$(11,579)
Discontinued operations	(244)	33,132	(440)	33,786
Net earnings available to common shareholders	$5,074	$21,277	$8,880	$22,207

Shares:
Weighted average number of common shares outstanding	17,775	15,465	16,867	15,401

Net earnings (loss) per common share:
Continuing operations	$0.30	$(0.77)	$0.55	$(0.75)
Discontinued operations	(0.01)	2.15	(0.02)	2.19
	$0.29	$1.38	$0.53	$1.44

Diluted:
Net earnings available to common shareholders	$5,074	$21,277	$8,880	$22,207
Interest and debt expenses related to convertible subordinated notes	408	--	1,073	--
Net earnings available to common shareholders	$5,482	$21,277	$9,953	$22,207

Shares:
Weighted average number of common shares outstanding	17,775	15,465	16,867	15,401
Shares issuable from assumed exercise of options	1,002	--	1,041	--
Shares issuable from assumed conversion of 4.875% convertible senior subordinated notes	2,700	--	3,539	--
	21,477	15,465	21,447	15,401

Net earnings (loss) per common share:
Continuing operations	$0.27	$(0.77)	$0.48	$(0.75)
Discontinued operations	(0.01)	2.15	(0.02)	2.19
Total	$0.26	$1.38	$0.46	$1.44